EXHIBIT 99.1

FOR FURTHER INFORMATION CONTACT:
Kay Osbourn
Chief Financial Officer
(512) 837-7100
PR@citizensinc.com

FOR IMMEDIATE RELEASE
August 6, 2013

Citizens, Inc. Reports Second Quarter and Six Months 2013 Results
Investor Conference Call Scheduled for August 7, 2013, at 10:00 a.m. CDT

AUSTIN, TEXAS (August 6, 2013) – Citizens, Inc. (NYSE: CIA) reported results today for the second quarter and six months ended June 30, 2013.

Rick D. Riley, Vice Chairman and President, said, "This was a healthy quarter for Citizens. Total premiums rose 5.4% and 5.1% for the three and six month periods ending June 30, 2013. Our new life segment international insurance sales growth reflects continued interest in endowment products, which rose 18.7% and 18.4% for the same periods. We also experienced lower reported claims in our life segment in the current year compared to 2012."

Riley added, “New premium income drove invested asset growth and the consolidated investment yield improved to 4.03% compared to 3.81% for the full year of 2012. As a result, investment income rose 21.7% and 16.2% for the three and six month periods. Book value per share of Class A common stock was $4.96 at June 30, 2013, reflecting interest-rate driven mark-to-market adjustments."

FOR THE PERIODS ENDED JUNE 30,	Q2 2013	Q2 2012	YTD 2013	YTD 2012
(Unaudited, In thousands, except for per share amounts)
Premiums	$43,834	41,596	84,774	80,692
Net investment income	9,265	7,612	17,654	15,189
Net realized investment gains	82	246	113	344
Change in fair value of warrants	—	37	—	73
Total revenue	53,608	49,602	103,154	96,507
Net income applicable to common stock	1,307	403	2,163	1,915
Net income per diluted share of Class A common stock	0.03	0.01	0.05	0.04
Diluted weighted average shares of Class A common stock	49,080	48,989	49,080	48,997
Operating income	$1,254	206	2,090	1,618

"We are continuing to review potential acquisition targets and situations as they come to us", Riley noted "and are optimistic relative to the current market for new deals."

Reconciliation of Net Income to Operating Income (a non-GAAP measure)

FOR THE PERIODS ENDED JUNE 30,	Q2 2013	Q2 2012	YTD 2013	YTD 2012
(Unaudited, In thousands)
Net income	$1,307	403	2,163	1,915
Items excluded in the calculation of operating income:
Net realized investment gains	(82)	(246)	(113)	(344)
Change in fair value of warrants	—	(37)	—	(73)
Pre-tax effect of exclusions	(82)	(283)	(113)	(417)
Tax effect at 35%	29	86	40	120
Operating income	$1,254	206	2,090	1,618

Non-GAAP Financial Measures - The table above reconciles Net Income to Operating Income. Operating Income is a "Non-GAAP" financial measure that is widely used in our industry to evaluate the performance of underwriting operations. Operating Income excludes the Fair Value Changes of Warrants and the after-tax net effects of Net Realized Investment Gains and Losses. We believe it presents a useful view of the performance of our insurance operations. While we believe disclosure of certain Non-GAAP information is appropriate, you should not consider this information without also considering the information we present in accordance with GAAP.

INSURANCE OPERATIONS

t
Life Insurance – Our Life Insurance segment primarily issues ordinary whole life insurance and endowments in U.S. Dollar-denominated amounts to foreign residents in approximately 30 countries through independent marketing consultants, and domestically through independent marketing firms and consultants across the United States.

o
Premiums – Life insurance premium revenues increased for the three and six months of 2013, due to higher international renewal premiums, as we continue to experience strong persistency.  In addition, new sales increased 18.7% and 18.4% for the three and six months in 2013 compared to 2012. Endowment sales continue to be the preferred product internationally representing approximately 77% of first year premiums in the three months ended June 30, 2013. Top selling products were our endowment to age sixty-five and the twenty-year endowment offerings.

o
Benefits and expenses – Total life insurance benefits and expenses rose in line with premium growth for the three and six months of 2013 compared to the same period in 2012. Future policy benefit reserves increased as endowment products accumulate higher reserve balances on the front end when compared to whole life products. We are also continuing to recognize the effect of the current low interest rate environment on reserves for policies issued. We have noted lower reported claims for the three and six months in 2013 compared to 2012 levels which is positively impacting earnings. Commission expense increased as first year sales expanded and renewal premium remained strong.

t
Home Service – Our Home Service Insurance segment provides pre-need and final expense ordinary life insurance and annuities to middle and lower income individuals, primarily in Louisiana, Mississippi and Arkansas.  Our policies in this segment are sold and serviced through funeral homes and a home service marketing distribution system utilizing employees and independent agents.

o
Premiums – Home service premiums remained flat for the three and six month periods ended in 2013 compared to 2012. We expect full-year 2013 sales levels for this business segment to be in line with the levels reported last year.

o
Benefits and expenses – Claims and surrenders decreased 2.0% for the three months and increased by 5.3% for the six months of 2013. The six months ended June 30, 2013 increase is due to weather related property claims in the first quarter of this year. Further, last year's six month results included the release of an incurred but not reported liability of $0.5 million. In addition, this segment reported increased amortization of deferred acquisition costs in the current year as the 2012 results included an adjustment of $0.4 million that lowered amortization costs in that year.

Results for the non-insurance segment have fluctuated over the past several years due to the change in fair value of warrants. This segment represents the administrative support entities to the insurance operations whose revenues are primarily intercompany and have been eliminated in consolidation under GAAP.

INVESTMENTS

t	Invested assets – Total invested assets increased from year-end 2012 as new premium revenues were invested in bonds while policy loans also rose.

o	Fixed maturity securities represented 88.2% of the investment portfolio at June 30, 2013, compared with 87.9% at year-end 2012.

o	Equity security holdings decreased to $52.7 million at June 30, 2013 from $53.7 million at year-end 2012 due to decreases in fair value of equity bond mutual funds as interest rates rose.

o
Cash and cash equivalents represented 4.3% of total cash, cash equivalents and invested assets at June 30, 2013, down from 5.9% at year-end 2012, reflecting the timing of calls of securities owned and of investment and reinvestment of new premium revenues and other available funds.

t
Investment income – Net investment income increased 21.7% and 16.2% for the three and six months ended June 30, 2013 compared to the same period in 2012. This is primarily due to an increase in overall invested assets from premium collections received and invested in fixed maturity bonds, and the increase in the overall consolidated portfolio yield by 26 basis points compared to the six months ended in 2012.  The policy loan asset balance increased by 6.6% in 2013, resulting in an increase in policy loan income, a component of investment income.

o	Yield – Average annualized yield was 4.03% for the six months of 2013 compared to 3.81% for the full year of 2012.

o	Duration – The average maturity of the fixed income bond portfolio was 12 years with an estimated effective maturity of 7 years as of June 30, 2013.

CICA Life, Citizens' largest life insurance subsidiary, was named to the 2013 Ward's 50 Top Performing Life-Health Insurance Companies List. Ward Group is a trusted leader of benchmarking and practices services for the insurance industry. Based upon Ward's annual analysis of the life and health industry, CICA Life Insurance Company of America was recognized for achieving outstanding financial results in the areas of safety, consistency and performance over the five year period of 2005-2012 according to Ward's recent announcement (available at www.wardinc.com). This was CICA Life's second consecutive year to be named to this prestigious list and Ward's 23rd consecutive year conducting this independent analysis.

INVESTOR CONFERENCE CALL

On Wednesday, August 7, 2013, Citizens will host a conference call to discuss operating results at 10:00 a.m. Central Daylight Time.  The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team.  To participate, please dial 888-637-2456 and ask to join the Citizens, Inc. call.  We recommend accessing the call three to five minutes before the call is scheduled to begin.  A recording of the conference call will be available on Citizens' website at www.citizensinc.com in the Investor Information section under News Release & Publications following the call.

ABOUT CITIZENS, INC.

Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA.  The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated whole life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S. based life insurance companies.

SAFE HARBOR

Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2012, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management.  The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations.  The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

	Three Months Ended June 30,
	2013		2012
	(Unaudited)
Revenues:
Premiums:
Life insurance		$42,223		39,945
Accident and health insurance		406		417
Property insurance		1,205		1,234
Net investment income		9,265		7,612
Realized investment gains, net		82		246
Decrease in fair value of warrants		—		37
Other income		427		111
Total revenues		53,608		49,602
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders		16,660		16,109
Increase in future policy benefit reserves		17,896		16,751
Policyholders' dividends		2,235		2,281
Total insurance benefits paid or provided		36,791		35,141
Commissions		10,429		9,731
Other general expenses		7,342		6,342
Capitalization of deferred policy acquisition costs		(7,672)		(7,044)
Amortization of deferred policy acquisition costs		4,363		4,433
Amortization of cost of customer relationships acquired		560		660
Total benefits and expenses		51,813		49,263
Income before federal income tax		1,795		339
Federal income tax expense (benefit)		488		(64)
Net income		1,307		403
Per Share Amounts:
Basic earnings per share of Class A common stock	$0.03		0.01
Basic earnings per share of Class B common stock	0.01		—
Diluted earnings per share of Class A common stock	0.03		0.01
Diluted earnings per share of Class B common stock	0.01		—
Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during period		(25,544)		6,003
Reclassification adjustment for gains included in net income		(73)		(121)
Unrealized gains (losses) on available-for-sale securities, net		(25,617)		5,882
Income tax expense (benefit) on unrealized gains (losses) on available-for-sale securities		(8,953)		2,063
Other comprehensive income (loss)		(16,664)		3,819
Comprehensive income (loss)		$(15,357)		4,222

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

	Six Months Ended June 30,
	2013		2012
	(Unaudited)
Revenues:
Premiums:
Life insurance		$81,637		77,351
Accident and health insurance		755		830
Property insurance		2,382		2,511
Net investment income		17,654		15,189
Realized investment gains, net		113		344
Decrease in fair value of warrants		—		73
Other income		613		209
Total revenues		103,154		96,507
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders		31,466		30,863
Increase in future policy benefit reserves		34,855		30,892
Policyholders' dividends		4,309		4,155
Total insurance benefits paid or provided		70,630		65,910
Commissions		19,487		18,395
Other general expenses		14,041		12,958
Capitalization of deferred policy acquisition costs		(14,034)		(12,983)
Amortization of deferred policy acquisition costs		8,989		8,559
Amortization of cost of customer relationships acquired		1,138		1,236
Total benefits and expenses		100,251		94,075
Income before federal income tax		2,903		2,432
Federal income tax expense		740		517
Net income		2,163		1,915
Per Share Amounts:
Basic earnings per share of Class A common stock	$0.05		0.04
Basic earnings per share of Class B common stock	0.02		0.02
Diluted earnings per share of Class A common stock	0.05		0.04
Diluted earnings per share of Class B common stock	0.02		0.02
Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during period		(25,448)		8,564
Reclassification adjustment for gains included in net income		(104)		(207)
Unrealized gains (losses) on available-for-sale securities, net		(25,552)		8,357
Income tax expense (benefit) on unrealized gains (losses) on available-for-sale securities		(8,926)		2,959
Other comprehensive income (loss)		(16,626)		5,398
Comprehensive income (loss)		$(14,463)		7,313

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position
(In thousands)

	June 30,	December 31,
	2013	2012
	(Unaudited)
Assets:
Investments:
Fixed maturities available-for-sale, at fair value	$649,109	604,520
Fixed maturities held-to-maturity, at amortized cost	159,208	187,008
Equity securities available-for-sale, at fair value	52,699	53,741
Mortgage loans on real estate	687	1,509
Policy loans	45,824	42,993
Real estate held for investment	8,509	8,496
Other long-term investments	56	57
Short-term investments	—	2,340
Total investments	916,092	900,664
Cash and cash equivalents	41,013	56,299
Accrued investment income	11,378	10,304
Reinsurance recoverable	6,673	9,651
Deferred policy acquisition costs	140,787	135,569
Cost of customer relationships acquired	24,474	25,116
Goodwill	17,160	17,160
Other intangible assets	865	879
Federal income tax receivable	224	270
Property and equipment, net	7,138	7,383
Due premiums, net	10,443	10,527
Prepaid expenses	1,335	344
Other assets	962	782
Total assets	$1,178,544	1,174,948

(Continued)

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
(In thousands)

	June 30,	December 31,
	2013	2012
	(Unaudited)
Liabilities:
Policy liabilities:
Future policy benefit reserves:
Life insurance	$795,886	762,319
Annuities	53,223	51,750
Accident and health	2,712	5,491
Dividend accumulations	12,821	11,962
Premiums paid in advance	29,811	27,455
Policy claims payable	8,809	11,015
Other policyholders' funds	8,010	9,440
Total policy liabilities	911,272	879,432
Commissions payable	2,195	2,606
Federal income tax payable	—	—
Deferred federal income tax	6,796	17,301
Payable for securities in process of settlement	179	2,358
Other liabilities	9,457	10,143
Total liabilities	929,899	911,840

Stockholders' equity:
Class A, common stock	259,383	259,383
Class B, common stock	3,184	3,184
Accumulated deficit	(15,172)	(17,335)
Accumulated other comprehensive income:
Unrealized gains on securities, net of tax	12,261	28,887
Treasury stock, at cost	(11,011)	(11,011)
Total stockholders’ equity	248,645	263,108
Total liabilities and stockholders’ equity	$1,178,544	1,174,948